August 1, 2005
Securities and Exchange Commission
Attn: Rufus Decker, Branch Chief
Washington, DC 20549-0510

RE:	The Allied Defense Group, Inc. — Form 10-K for the Year Ended December 31, 2004
Form 10-Q for the period ended March 31, 2005
File No. 1-11376
Dear Mr. Decker:
In response to the Commission’s letter dated July 18, 2005, The Allied Defense Group, Inc. (the “Company”) is providing the following responses to the Commission’s request for additional information regarding our Form 10-K filing for the year ended December 31, 2004 and our Form 10-Q for the period ended March 31, 2005.
Enclosed are the Commission’s inquiries and the Company’s responses which have been numbered to correspond to the paragraph numbers contained in the July 18, 2005 letter.
The Company also acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
You may contact me (703) 847-5268 should there be any further questions.
Sincerely,
__________________________
Gresford B. Gray
Controller & Corporate Secretary

Comment Applicable To Your Overall Filing
1.	SEC Comment
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in an amendment to your December 31, 2004 Form 10-K.

Allied
We respectfully disagree with the SEC that all additional disclosures or other revisions should be included in an amendment to our December 31, 2004 Form 10-K. It is our position that since the cash in question was restricted, and could not be used for operations until the restriction was lifted, the impact was not material and while the entry should be noted and moved to cash from operating activities, it should be done so prospectively. We believe that the revisions should be handled on a prospective basis. Our proposed revisions will be set forth under the caption “Revised Disclosure in Future Filings.” Any related explanations or comments will be set forth under the caption “Allied.”
Statement of Cash Flows, page F-11
2.	SEC Comment
We have read your response to comment three from our letter dated June 21, 2005. Please amend your Form 10-K for the year ended December 31, 2004 to reflect the changes in your cash flow statement.

Please include a note in the financial statements included in your amended filing that discusses the restatement related to the changes in restricted cash and restricted deposits. In the note please disclose cash flows from operating activities and cash flow from financial activities as reported and as restated for each period with the reclassified items shown as reconciling items. You should also disclose the line items in which each amount was previously included and the line item in which each is now included. Please refer to paragraphs 13, 36 & 37 of APB 20 for the correction of an error in previously issued financial statements.

Your amended Form 10-K should include a revised auditor’s report containing an explanatory paragraph consistent with AU 420.12.

Allied We respectfully disagree that we need to amend our Form 10-K based on the following reasons: 1. Materiality
•	As outlined in SEC Staff Accounting Bulletin 99 — Materiality, the omission or misstatement of an item in a financial statement is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item (as stated in Statement of Financial Accounting Concepts No 2). With this in mind, we do not believe that the reclassification between the financing and operating section of the statement of cash flows “in light of surrounding circumstances” warrants an amendment to our Form 10-K. The reclassification had no impact on the Consolidated Statements of Earnings or on the Consolidated Balance Sheets. Thus, there was no change to the Company’s earnings or its liquidity—the principal measures considered by investors. The amounts of Cash and Restricted cash as set forth in the Company’s financial statements are unaffected. The only impact of the reclassification is a change among components of the Consolidated Statements of Cash Flows. We have had virtually no queries from the investment community concerning these components. Thus, it is difficult to see how this reclassification would alter the judgment of a reasonable investor.

Caption of Consolidated
Statements of Cash Flows			As Previously
(amounts in thousands)	As Restated	Reclassification	Reported
Year Ended December 31, 2004
Cash Flows from Operating Activities	$6,880	$2,893	$3,987
Cash Flows used in Financing Activities	(15,762)	(2,893)	(12,869)
Net Decrease in Cash	$(15,437)	$0	$(15,437)

Year Ended December 31, 2003
Cash Flows from Operating Activities	$24,884	$(5,807)	$30,691
Cash Flows from Financing Activities	6,343	5,807	536
Net Increase in Cash	$28,501	$0	$28,501

Year Ended December 31, 2002
Cash Flows from Operating Activities	$(532)	$(775)	$243
Cash Flows from Financing Activities	12,128	775	11,353
Net Increase in Cash	$3,954	$0	$3,954
2. Difficult time treating classification as an error per APB 20
•	We do not believe that this reclassification of the restricted cash meets the definition of an error per APB 20, paragraph 38. The definition in APB 20 is too restrictive. As a result, we do not believe that an amendment to our December 31, 2004 Form 10-K is required.
3. General
•	Our original December 31, 2004 Form 10-K includes a restatement related to the FAS 133 derivatives. We believe that having a second restatement would cause more confusion to our shareholders rather than providing any tangible benefits. Frankly, the punishment does not fit the crime. As such, it would be more prudent to show the revisions to the statement of cash flows on a prospective basis.

•	Based on our assessment of our internal controls surrounding the classification of changes in restricted cash on the statement of cash flows, we believe that this adjustment, at best, is a significant deficiency, and does not affect Item 9A of the Form 10-K.
Based on the reasons outlined above, we do not believe that the reclassification between the financing and operating section of the statement of cash flows warrants an amendment to our Form 10-K. Instead, we propose that we reflect the reclassification on a prospective basis, starting with our June 2005 10-Q.

Revised Disclosure in Future Filings Statement of Cash Flows

	2004	2003	2002
Cash flows from operating activities
Net earnings for the year	$2,518	$3,928	$20,894
Adjustments to reconcile net earnings to net Cash from (used in) continuing operating activities
Depreciation and amortization	4,551	4,037	3,322
Unrealized losses (gains) on forward contracts	4,217	1,233	(17,165)
Gain on sale of fixed assets	(44)	(18)	—
Deferred income taxes	(1,584)	3,384	6,629
Provision for estimated losses on contracts	661	255	282
Amortization of debt issue costs and conversion feature	179	243	—
Common stock awards	106	111	651
Changes in assets and liabilities
Restricted cash and restricted deposits	2,893	(5,807)	(775)
Accounts receivable	(10,246)	2,305	(2,572)
Cost and accrued earnings on uncompleted contracts	25,635	(830)	(29,570)
Inventories	(4,090)	(1,392)	(3,309)
Prepaid expenses and other assets	1,275	(1,609)	532
Accounts payable and accrued liabilities	(22,442)	21,488	18,801
Customer deposits	3,100	(928)	993
Deferred compensation	521	672	300
Income taxes	(370)	(2,188)	455

	4,362	20,956	(21,426)

Net cash provided by operating activities	6,880	24,884	(532)

Cash flows from (used in) financing activities
Net (decrease) increase in short-term borrowings	(14,013)	5,780	3,245
Proceeds from convertible subordinated debenture	—	—	7,500
Principal payments on long-term debt and debenture	(8,279)	(2,343)	(1,486)
Proceeds from issuance of long-term debt	4,781	1,989	2,796
Debt issue costs	(860)	—	(158)
Proceeds from stock purchases	261	152	169
Option exercises	348	765	62
Restricted cash and restricted deposits	2,000	—	—

Net cash (used in) provided by financing activities	(15,762)	6,343	12,128
Note H — Goodwill, page F-23
3.	SEC Comment Please provide us with additional information to help us understand the appropriateness of the significant revenue growth assumed in your goodwill impairment analysis related to SeaSpace.

From a quantitative perspective, Seaspace’s revenue growth is based on the sales activity within two lines of business: 1) the core business that has existed since inception of this unit, and 2) the new business estimated to be generated from a new product line of antennas and other products manufactured or developed internally.

Core business pertains to those sales planned to be generated from the current customer base. Estimates for these sales come directly form the business unit and are reviewed by the President of that particular unit. Those estimates are shown, in unit and price detail, in the tab labeled “FINSALDET”.

Antenna sales refer to a product line that was recently launched into production at the beginning of 2005. A simple but less robust form of this particular product was produced for the company by a third party in past years. Two years ago, the unit petitioned corporate for funds to build this enhanced product in-house and to begin marketing the product in 2005. The entire product line was launched on a $3.4M infusion of capital of which the internal rate of return (IRR) on this investment was initially estimated to exceed 40%. Projected sales for that product line are shown on in the tab labeled “FINSALDET”. As with the core business sales estimates, these projections originate from the subsidiary itself and are approved by that unit’s President. It is our belief that the returns on this $3.4M investment will be realized over the next 4 to 5 years, and will approximate our original IRR projections. We have incorporated 4 years of sales projections, for this product line, into our Goodwill analysis.

From a qualitative perspective, we have successfully enhanced our management team, expanded our product lines, expanded our customer list, favorably settled a cash-draining law suit, and concluded an intense and expensive R&D effort in support of the antenna project. These qualitative enhancements to the business are also considered in our goodwill analysis.

4.	SEC Comment
Please confirm that cash flows in FY 2008 include the terminal value cash flows. Please also tell us how you calculated the probability weighted cash flows in your model and explain the probabilities used.

The terminal value for this analysis is included, and our notes related to the manner in which we calculated the value appears in the tab labeled “FINDATAP”. Cell references with the formula for calculating the Present Value of the terminal value appears in cell D54.

The probabilities that you refer to appear on lines 45 thru 49 and were based on the judgment of ADG management; both at the subsidiary and corporate levels. Those probabilities were also weighted using the judgment of management.

Our analysis assumes that 60% of the cash flows estimated each year will be actually realized. The balance of 40% is expected to be realized based on the weightings that appear in cells A45 thru A49. Our methodology of assigning probabilities is consistent with current valuations methods and is also applied in accordance with FAS 142 — further guidance is contained in Concept 7.

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